March 29, 2023

VIA EDGAR CORRESPONDENCE

Ken Ellington

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re:	Wasatch Funds Trust (the “Registrant”)

SEC File Nos. 033-10451; 811-04920

Comments Pursuant to Review of the Registrant’s Form N-CSR filing for Fiscal Year Ended September 30, 2022 (the “Filing”)

Dear Mr. Ellington:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission on December 1, 2022. The Staff’s comments were conveyed to the Registrant by telephone on February 28, 2023. Below are the Staff’s comments on the Filing and the Registrant’s responses thereto.

1.    Comment: Footnotes to Schedule of Investments for each Fund, identify securities fair value adopted by the Board, please disclose value determined using significant unobservable inputs as required by Article 12-12 Footnote 9 of Regulation S-X.

Response: For each applicable fair valued fund holding, the subscript notation of “***” is indicated on the Schedule of Investments with the following description “Security was fair valued under procedures adopted by the Board of Trustees (see Note 12).” All applicable fair valued securities are also included in the table labeled Quantitative Information about Level 3 Fair Value Measurements in the notes to the financial statements on page 150. Going forward, Registrant will update the language in the relevant tickmark in the financial statements to read something substantially similar to the following: “***Security was fair valued under procedures adopted by the Board of Trustees using unobservable inputs as described in Note 12, as applicable.”

2.    Comment: It was noted accrued expenses and other liabilities line item for U.S. Select Fund represented approximately 99% of total liabilities of the Fund. Please confirm that all material liabilities have been disclosed in accordance with Article 6-04(x) of Regulation S-X.

Response: Registrant believes this is consistent with how immaterial accounts across funds of this nature have been treated historically. All material liabilities have been disclosed in accordance with Article 6-04(x) of Regulation S-X. As of 09/30/2022, the total liabilities for the U.S. Select Fund were $31,172, of which, $30,976 are presented on other liabilities representing 99.37% of the total liabilities. Per the 5% rule, we understand the expectation to represent these separately, but this line item consisted of ten different accrued expenses and if they had been presented as separate line items on the SAL, it would have created inconsistencies in the presentations of the other Funds. This is largely a function of the short operating period of the Fund as of 9/30/22. To the extent this happens again for the U.S. Select Fund or any other Fund in the future, Registrant will include a footnote to the SAL describing the separate items.

3.    Comment: Please explain why income for investment and affiliates has not been subdivided on the Statement of Operations to show income from affiliates separately as required by Article 6-07 of Regulation S-X.

Response: Footnote 8 includes income from securities of entities that were deemed affiliates as defined by the 1940 Act during the reporting period. Registrant believes Article 6-07 instructs for income to be subdivided on the Statement of Operations for affiliates separately only if the affiliates were held at the end of the reporting period. There was no earned income from affiliates that were held at the end of the reporting period, which is why the income was not also sub-divided on the Statement of Operations.

4.    Comment: Please confirm whether the Funds have executed any trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). If Funds executed trades pursuant to Rule 17a-7 under the 1940 Act and have not disclosed the transactions pursuant to ASC 850-10-50 and the requirements outlined therein, please explain reasons why disclosure has not been included and confirm all transactions were performed in accordance with Rule 17a-7 including appropriate Board oversight of the program.

Response: The Funds did not execute any trades pursuant to Rule 17a-7. Registrant will include a statement to that effect where appropriate in future filings.

5.    Comment: Vintage Wine Estates, Inc. is identified as an affiliated company in the transaction with affiliate table but it is not identified as an affiliated company in Schedule of Investments please explain.

Response: In the footnote to Note 8, Registrant discloses that the security was deemed no longer to meet the criteria of an affiliated company at the reporting date, which is why it was not identified as an affiliate in the Schedule of Investments. Vintage Wine Estates, Inc. was included in the Transactions with Affiliates table under Note 8 because the Fund’s ownership during the period was >5% of the company.

6.    Comment: Please confirm in correspondence and disclose if there are any related party considerations related to SPACs. For example, is the Fund’s adviser a sponsor or does the Adviser have interests in the SPAC that could present conflict of interests.

Response: Registrant has concluded that the Adviser has no interests in any SPAC that could present a conflict of interests. The Adviser has never sponsored a SPAC or even acquired shares of a SPAC in a SPAC’s IPO for any Fund or Adviser client.

7.    Comment: The sum of the individual Fund holdings whose value exceed 5% of total assets appears to exceed 50% of total assets of the Emerging India Fund. Please describe the process the Fund uses to determine if the Fund is in compliance with IRS diversification rules regarding qualifications as a registered investment company for tax purposes (IRC Section 851(b)(3)(A)) and if the Fund is in compliance.

Response: The Fund retains its status as a RIC under I.R.C. Section 851(d)(1) despite the perceived discrepancy with the I.R.C. Section 851(b)(3)(A) 50% diversification limit. I.R.C. Section 851(d)(1) explicitly provides that a Fund that has previously satisfied the diversification requirements will not lose its status because of a discrepancy during a subsequent quarter unless the discrepancy exists immediately after the acquisition of any security. The potential discrepancy at year-end was the result of appreciation of portfolio securities and did not exceed the limit immediately following the acquisition of any security during the preceding quarter (see I.R.C. Section 851(d)(1)). The Adviser employs a pre-trade compliance system that includes rules intended to prevent securities acquisitions that would result in the non-compliance with the ’40 Act and I.R.C. diversification rules. Additionally, the Funds’ investment adviser and the Funds’ compliance administrator each employ a post-trade compliance system that alerts when the diversification limits have been exceeded, regardless of cause, at which time portfolio transactions are reviewed to ensure the potential discrepancy is not the immediate result of an acquisition of a security. In situations where there is an actual discrepancy with the requirements under Section 851, the investment adviser will take steps to cure within the 30 days following the date of the test. The diversification percentages also appear on quarterly compliance reports from the Funds’ compliance administrator.

We trust the foregoing is responsive to your comment. Please contact me at (617) 662-3969 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President

cc:	R. Biles

M. Yeates

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